Merger of Equals Update

Highly Synergistic; Financially Compelling; Transformative

Filed by BB&T Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: SunTrust Banks, Inc.
Commission File No.: 001-08918
Date: April 18, 2019

Momentum Established

- New Executive Management Team (E14) meeting weekly since late February to guide organizational design and oversee integration process
- Integration planning has commenced
  - Named integration leads across businesses and functions
  - Engaged third-party consultants
  - Significant focus on risk oversight to govern integration process
- Merger applications and registration statement/ merger proxy statement filed in early March
- Engaged leading brand agency (Interbrand) for brand/naming process
- Foundational work for new, integrated culture underway with teammate / associate engagement
- Held listening session meetings with community organizations in various cities

Next Steps

- FRB/FDIC public hearings in Charlotte (4/25) and Atlanta (5/3)
- Submit joint capital plan / stress test (May)
- Name additional business leads for top levels of leadership (2Q)
- Announce new name and brand (targeting late 2Q)
- Finalize divestiture commitments and undertake marketing process
- Shareholder vote (targeting early 3Q)

Continued confidence in achieving ~$1.6bn of cost synergies (net of investments)

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Forward-Looking Information This presentation contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, regarding the financial condition, results of operations, business plans and the future performance of BB&T. Forward-looking statements are not based on historical facts but instead represent management’s expectations and assumptions regarding BB&T’s business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances difficult to predict. BB&T’s actual results may differ materially from those contemplated by the forward-looking statements. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “may,” “will,” “should,” “could,” and other similar expressions are intended to identify these forward-looking statements. Such statements are subject to factors that could cause actual results to differ materially from anticipated results. While there is no assurance any list of risks and uncertainties or risk factors is complete, important factors that could cause actual results to differ materially from those in the forward-looking statements include the following, without limitation, as well as the risks and uncertainties more fully discussed under Item 1A-Risk Factors in our Annual Report on Form 10-K for the year ended December 31, 2018 and in any of BB&T’s subsequent filings with the Securities and Exchange Commission: = risks, uncertainties and other factors relating to the merger of SunTrust with and into BB&T, including the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval of the merger by BB&T shareholders and SunTrust shareholders and delay in closing the merger; = general economic or business conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, slower deposit and/or asset growth, and a deterioration in credit quality and/or a reduced demand for credit, insurance or other services; = disruptions to the national or global financial markets, including the impact of a downgrade of U.S. government obligations by one of the credit ratings agencies, the economic instability and recessionary conditions in Europe; = changes in the interest rate environment, including interest rate changes made by the Federal Reserve, as well as cash flow reassessments may reduce net interest margin and/or the volumes and values of loans and deposits as well as the value of other financial assets and liabilities; = competitive pressures among depository and other financial institutions may increase significantly; = legislative, regulatory or accounting changes, including changes resulting from the adoption and implementation of the Dodd-Frank Act may adversely affect the businesses in which BB&T is engaged; = local, state or federal taxing authorities may take tax positions that are adverse to BB&T; = a reduction may occur in BB&T’s credit ratings; = adverse changes may occur in the securities markets; = competitors of BB&T may have greater financial resources or develop products that enable them to compete more successfully than BB&T and may be subject to different regulatory standards than BB&T; = cybersecurity risks could adversely affect BB&T’s business and financial performance or reputation, and BB&T could be liable for financial losses incurred by third parties due to breaches of data shared between financial institutions; = higher-than-expected costs related to information technology infrastructure or a failure to successfully implement future system enhancements could adversely impact BB&T’s financial condition and results of operations and could result in significant additional costs to BB&T; = natural or other disasters, including acts of terrorism, could have an adverse effect on BB&T, materially disrupting BB&T’s operations or the ability or willingness of customers to access BB&T’s products and services; = costs related to the integration of the businesses of BB&T and its merger partners may be greater than expected; = failure to execute on strategic or operational plans, including the ability to successfully complete and/or integrate mergers and acquisitions or fully achieve expected cost savings or revenue growth associated with mergers and acquisitions within the expected time frames could adversely impact financial condition and results of operations; = significant litigation and regulatory proceedings could have a material adverse effect on BB&T; = unfavorable resolution of legal proceedings or other claims and regulatory and other governmental investigations or other inquiries could result in negative publicity, protests, fines, penalties, restrictions on BB&T’s operations or ability to expand its business and other negative consequences, all of which could cause reputational damage and adversely impact BB&T’s financial conditions and results of operations; = risks resulting from the extensive use of models; = risk management measures may not be fully effective; = deposit attrition, customer loss and/or revenue loss following completed mergers/acquisitions may exceed expectations; and = widespread system outages, caused by the failure of critical internal systems or critical services provided by third parties, could adversely impact BB&T’s financial condition and results of operations. Non-GAAP Information This presentation contains financial information and performance measures determined by methods other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”). BB&T’s management uses these “non-GAAP” measures in their analysis of the Corporation’s performance and the efficiency of its operations. Management believes these non-GAAP measures provide a greater understanding of ongoing operations, enhance comparability of results with prior periods and demonstrate the effects of significant items in the current period. The company believes a meaningful analysis of its financial performance requires an understanding of the factors underlying that performance. BB&T’s management believes investors may find these non-GAAP financial measures useful. These disclosures should not be viewed as a substitute for financial measures determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Below is a listing of the types of non-GAAP measures used in this presentation: = The adjusted efficiency ratio is non-GAAP in that it excludes securities gains (losses), amortization of intangible assets, merger-related and restructuring charges and other selected items. BB&T’s management uses this measure in their analysis of the Corporation’s performance. BB&T’s management believes this measure provides a greater understanding of ongoing operations and enhances comparability of results with prior periods, as well as demonstrates the effects of significant gains and charges. = Tangible common equity and related measures are non-GAAP measures that exclude the impact of intangible assets, net of deferred taxes, and their related amortization. These measures are useful for evaluating the performance of a business consistently, whether acquired or developed internally. BB&T’s management uses these measures to assess the quality of capital and returns relative to balance sheet risk and believes investors may find them useful in their analysis of the Corporation. In 1Q19, the calculation of tangible common shareholder’s equity was updated to include the impact of deferred taxes on intangible assets. Prior periods have been adjusted to conform to the new presentation. = Core net interest margin is a non-GAAP measure that adjusts net interest margin to exclude the impact of purchase accounting. The interest income and average balances for PCI loans are excluded in their entirety as the accounting for these loans can result in significant and unusual trends in yields. The purchase accounting marks and related amortization for a) securities acquired from the FDIC in the Colonial Bank acquisition and b) non-PCI loans, deposits and long-term debt acquired from Susquehanna and National Penn are excluded to approximate their yields at the pre-acquisition rates. BB&T’s management believes the adjustments to the calculation of net interest margin for certain assets and liabilities acquired provide investors with useful information related to the performance of BB&T’s earning assets. = The adjusted diluted earnings per share is non-GAAP in that it excludes merger-related and restructuring charges and other selected items, net of tax. BB&T’s management uses this measure in their analysis of the Corporation’s performance. BB&T’s management believes this measure provides a greater understanding of ongoing operations and enhances comparability of results with prior periods, as well as demonstrates the effects of significant gains and charges. = The adjusted operating leverage ratio is non-GAAP in that it excludes securities gains (losses), amortization of intangible assets, merger-related and restructuring charges and other selected items. BB&T’s management uses this measure in their analysis of the Corporation’s performance. BB&T’s management believes this measure provides a greater understanding of ongoing operations and enhances comparability of results with prior periods, as well as demonstrates the effects of significant gains and charges. = The adjusted performance ratios are non-GAAP in that they exclude merger-related and restructuring charges and, in the case of return on average tangible common shareholders’ equity, amortization of intangible assets. BB&T’s management uses these measures in their analysis of the Corporation’s performance. BB&T’s management believes these measures provide a greater understanding of ongoing operations and enhances comparability of results with prior periods, as well as demonstrates the effects of significant gains and charges. = EBITDA is a non-GAAP measurement of operating profitability that is calculated by adding back interest, taxes, deprecation and amortization to net income. BB&T’s management also adds back merger-related and restructuring charges when calculating adjusted EBITDA. BB&T’s management uses this measure in its analysis of the Corporation’s Insurance Holdings segment. BB&T’s management believes this measure provides a greater understanding of ongoing operations and enhances comparability of results with prior periods, as well as demonstrates the effects of significant gains and charges. A reconciliation of these non-GAAP measures to the most directly comparable GAAP measure is included in the Appendix. Capital ratios are preliminary.

Additional Statements Additional Information about the Merger and Where to Find It In connection with the proposed merger with SunTrust, BB&T has filed with the SEC a registration statement on Form S-4 to register the shares of BB&T’s capital stock to be issued in connection with the merger. The registration statement includes a joint proxy statement/prospectus which will be sent to the shareholders of BB&T and SunTrust seeking their approval of the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT BB&T, SUNTRUST, AND THE PROPOSED TRANSACTION. Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from BB&T at its website, www.bbt.com, or from SunTrust at its website, www.suntrust.com. Documents filed with the SEC by BB&T will be available free of charge by accessing BB&T’s website at http://bbt.com/ under the tab “About BB&T” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to BB&T Corporation, 200 West Second Street, Winston-Salem, North Carolina, (336) 733-3065, and documents filed with the SEC by SunTrust will be available free of charge by accessing SunTrust’s website at http://suntrust.com/ under the tab “Investor Relations,” and then under the heading “Financial Information” or, alternatively, by directing a request by telephone or mail to SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, Georgia 30308, (877) 930-8971. Participants in the Solicitation BB&T, SunTrust and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of BB&T and SunTrust in connection with the proposed transaction under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about BB&T, and its directors and executive officers, may be found in the definitive proxy statement of BB&T relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 19, 2019, and other documents filed by BB&T with the SEC. Additional information about SunTrust, and its directors and executive officers, may be found in the definitive proxy statement of SunTrust relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 8, 2019, and other documents filed by SunTrust with the SEC. These documents can be obtained free of charge from the sources described above.